Eco Building Products, Inc.

909 West Vista Way

Vista, California 92083

January 26, 2016

Via E-mail

Ms. Mara Ransom

Assistant Director

Securities and Exchange Commission

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Eco Building Products, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 30, 2015

File No. 000-53875

Dear Ms. Ransom:

We are in receipt of your comment letter dated January 19, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

Notice of special meeting of shareholders to be held on January 29, 2016, page 3

1.	Please revise your disclosure to ensure consistency throughout the filing. In this regard, we note your disclosure in this section that shareholders will be asked to vote on a reverse stock split of up to 1-for-500. However, we also note your disclosure on page 5, and throughout the proxy statement, that the reverse stock split will be at a 1-for-20,000 ratio.

Response: A clerical oversight is the reason for the inconsistency in the document. The correct and intended value is for up to 1 for 500. Corrections will be made to the following pages 5, (3) entries on page10.

Principal Shareholders, page 8

2. Please revise and include the footnotes to the beneficial ownership table.

Response: Below are the footnotes for the beneficial ownership table and will be incorporated here in as follows:

1) Based on 2,077,190,961 shares of common stock issued and outstanding as of November 6, 2015. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

2) Based on 30,000 shares of Series A Preferred Stock issued and outstanding as of October 2, 2014. Each share of Series A Preferred Stock has voting rights of 100,000 votes per share. The total aggregate number of votes for the Series A Preferred Stock is 3 billion. Pursuant to the Separation Agreement entered into between the Company and Steve Conboy, Mr. Conboy has agreed to cancel and return all 30,000 shares of Series A Preferred Shares. Accordingly, there are 0 shares of Series A Preferred Shares outstanding.

3) With respect to the beneficial ownership reporting by Mr. Lorio, 148,000,000 shares of Common Stock are jointly held by Sidney Jr. Lorio, Jr. and Gloria Lorio JTWROS. Gloria Lorio is Mr. Lorio’s wife.

4) Steve Conboy resigned on June 15, 2015. In connection with his resignation, he agreed to cancel all 30,000 shares of Series A Preferred Stock. In addition, in connection with his Separation Agreement, he was granted an option to purchase 5,772,857 shares which equals one percent (1%) of the total number of shares outstanding on the date of the Separation Agreement with an exercise price of $0.0038 (which is the closing price on the date of the grant). This option grants vests as follows: (i) 50% vested immediately; and (ii) 50% vests on December 18, 2015.

5) Mr. Lorio owns an anti-dilution protection in his financing documents and is entitled to an additional issuance of 45,000,000 shares that have not yet been issued but are owed to him.

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

3. Please revise the table to ensure consistency throughout the filing. In this regard, we note your reference to a “greater-than 10% investor” on page 9. However, the table on page 8 does not list any individual who beneficially owns more than 5% of your outstanding common stock.

Response: A clerical oversight is the reason for the inconsistency in the document. In fact, the investor referenced is not a “greater-than 10% investor”. The below sentence will be revised as italicized to fix this inconsistency.

Pursuant to a default on a note dated November 19, 2014 and due August 21, 2015, an investor who is not a related party is due 15,000,000 shares of common stock.

Matter to be considered at the Special Meeting

Proposal 1, page 10

4. We note your statement that a potential exchange ratio provides the Board with flexibility to achieve “the desired results of a reverse stock split.” Please discuss the Board’s desired results in more detail.

Response: The below paragraph will be revised as italicized to provide clarity as requested.

The Board believes that shareholder approval of the potential exchange ratio (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. The amendment to the Articles of Incorporation that is filed to effect the reverse stock split, if any, will include only the reverse split ratio determined by the Board for general corporate purposes. The reverse stock split, if approved by our shareholders, would become effective upon the filing of a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of the State of Colorado.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/Tom Comery/

Tom Comery

President and Principal Executive Officer